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Exhibit B

JOHN L. MACDONALD

and

PHILIP S. SASSOWER
Chief Executive Officer
PHOENIX ENTERPRISES LLC

June 24, 2003

JLM Industries, Inc.
Board of Directors
8675 Hidden River Parkway
Tampa, FL 33637

Gentlemen:

        As you know, JLM Industries, Inc. ("JLM" or the "Company") became a public company in 1997 with the goal and intent of growing its business and, as a result, increasing its stock price and shareholder value. Since that time, the Company's management has spent considerable time and energy focusing on various ways to achieve those goals.

        JLM is a "small-cap" company operating in an industry dominated by larger, better-capitalized competitors and subject to cyclical changes requiring large capital resources to "weather" periodic downturns. These factors, among others, have made it difficult over the years for JLM to achieve consistent financial operating results. Over the past several years, many of the perceived benefits of JLM being a public company have not come to fruition in generating growth or increasing our shareholder value. For example, in the past several years, we have been unable to attract analyst coverage, market attention or institutional shareholder investment; and our share price has not increased significantly. In addition, our stock's small public float, extremely limited trading volume, bid-ask trading price spread and periodic threatened delisting from The NASDAQ Stock Market have further limited our ability to use our stock as acquisition currency, significantly limited the ability of our shareholders to sell their shares without also reducing our trading price, and further impaired our ability to use stock options or equity-based incentives to successfully attract and retain employees.

        In light of our limited growth, relatively poor stock price performance and trading liquidity restraints, we have continuously explored potential alternatives to increase shareholder value and attract investor and analyst interest. For example, we have disposed of various non-core assets over the past few years, including JLM Terminals, JLM Chemicals Asia, and part of our solvents distribution business in the United States.

        Despite all of these efforts, we have not been successful in increasing shareholder value in a meaningful way. For example, much of the cash proceeds of our non-core asset sales have been utilized to fund our continuing operating losses, particularly in our Blue Islands chemicals production business.

        We believe at this point, to accomplish this goal, JLM should undertake a "going private" transaction following which it will no longer be a publicly traded company. We believe such a transaction will result in substantial benefits to the Company and its shareholders. Specifically, unaffiliated shareholders will be able to liquidate their holdings (which could otherwise be difficult given the limited trading volume of our stock) and receive a premium price for their shares in a transaction generally taxable at capital gains rates, while avoiding the large "bid-ask" spread discount associated with trading our stock and without incurring typical brokerage commissions or fees. Also, "going private" will allow the Company to terminate registration of its common stock under the

Exchange Act, which will relieve the Company of the burdens and costs associated with filing reports and otherwise complying with the requirements of the SEC, the 1934 Act and other laws and regulations that impact public companies. In particular, by going private JLM will avoid the costs and burdens of the recently enacted Sarbanes-Oxley Act of 2002, which places increased obligations on public companies related to disclosure and corporate governance.

        We believe the Company will save over $750,000 per year if it were no longer required to file reports with the SEC. Going private will also allow management to focus their time and attention exclusively on the long-term strategic goals and objectives of the Company without the distraction of investor relations, and without regard to short-term goals and benchmarks, such as quarterly earnings per share targets, that publicly traded companies are pressured to achieve. Finally, the Company will no longer be required to publicly disclose detailed information regarding its business, operations and results, which disclosure requirements currently place JLM at a competitive disadvantage with its private competitors who are not obligated to do the same, and also impact relationships with customers who tend to question the viability of a company with a "microcap" market valuation.

        Therefore, we hereby propose a transaction that would: (i) allow JLM's unaffiliated shareholders the ability to obtain a significant cash premium for their shares; and (ii) permit JLM to deregister its common stock, $.01 par value per share (the "Common Stock"), under Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and to terminate its reporting obligations under Section 13 of the Exchange Act.

        The principal terms of our "going private" proposal are as follows:

        Offerors:    John L. Macdonald, Philip S. Sassower and a group of investors (the "Investors").

        Structure:    Reverse triangular merger of JLM Acquisition Corp., a Delaware corporation ("Acquisition Corp.") and wholly-owned subsidiary of a Delaware limited liability company to be primarily owned and controlled by Messrs. Macdonald and Sassower ("Holdings") that will be the holder of approximately 4 million shares of Common Stock to be contributed to it by the Investors, with and into JLM, with JLM as the surviving corporation (the "Merger"). Pursuant to the Merger, all record holders of the Common Stock other than Holdings will receive $1.40 in cash for each share of common stock as specified below. Approximately 500,000 shares of Common Stock held by Mr. Macdonald are anticipated to be retained by him and not contributed to Holdings, and will therefore be exchanged by him in the merger for the Per Share Price described below.

        Total Cash:    An amount (the "Total Cash Consideration") equal to the product of (x) $1.40 in cash (the "Per Share Price"), multiplied by (y) the aggregate number of shares owned of record by all holders of Common Stock other than Holdings.

        Funding:    Holdings will fund the Total Cash Consideration out of immediately available funds.

        Effects:    As a result of the Merger:

        —each share of Common Stock owned of record by stockholders other than Holdings will be converted into, and will represent the right to receive the Per Share Price, without interest;

        —each share of Common Stock owned of record by Holdings will continue to represent one share of Common Stock after the merger, and Holdings will thus be the sole shareholder of JLM;

        —the outstanding shares of Acquisition's capital stock will be canceled; and

        —each outstanding option owned of record will be cancelled with the holder will be entitled to receive an amount of cash equal to the excess, if any, of $1.40 per share over the exercise price per share of the option multiplied by the number of shares issuable pursuant to unexercised portion of the stock option.

        Expenses:    Each of Holdings and JLM will be responsible for and bear all of his or its own costs and expenses incurred at any time in connection with pursuing or consummating the proposed transaction.

        Fairness:    We believe the offer contemplated by our proposal is fair to the stockholders based on, among other things, the following considerations:

        —The proposed Per Share Price represents a 47% premium over the closing price of $.95 (cents) on May 29, 2003 (the last trading date prior to the announcement by Mr. Sassower that he was contemplating a possible transaction with the Company), and a 55.55% premium over the average closing price of $.90 (cents) from January 2, 2003 through May 29, 2003 (the last trading date prior to the announcement by Mr. Sassower that he was contemplating a possible transaction with the Company) during which period approximately 287,400 shares were traded in the public market; and

        —The Merger will provide them with the opportunity to obtain immediate liquidity for their interest in JLM without incurring any brokerage commissions or related transaction costs.

Process:

        We respectfully request that, in light of our interests in the Company, the Board form a special committee of independent directors (the "Special Committee") to evaluate our proposal. In so doing, it is important for the Board and the Special Committee to understand that we are both unwilling to consider any alternative transaction in which we would sell our shares to an outside third party.

        We expect the Board and the Special Committee will evaluate this proposal in a way that provides assurances of procedural and substantive fairness to the Company's unaffiliated shareholders. In this regard, and since we together with our associates beneficially own approximately 53% of the issued and outstanding common stock of the Company, we will require that this transaction be approved not only by both the Special Committee and the shareholder vote required by state law, but also by the vote of a majority of those of Company's remaining shareholders (other than the two of us, other prospective investors in Holdings, and other persons affiliated with us) who appear in person or by proxy and vote on the proposal at a special shareholders meeting called for such purpose. For this purpose we will regard all holders of shares listed in the Company's most recent Proxy Statement as being beneficially owned by Mr. Macdonald or Mr. Sassower as being held by persons affiliated with us, including the shares held of record by Derry L. Macdonald, which shares Mr. Macdonald has the right to vote under a voting agreement and irrevocable proxy.

Conditions:

        Our proposal is conditioned upon the execution of a definitive merger agreement containing the terms and conditions set forth above and such other mutually agreeable terms and conditions as are customary in agreements of this sort, including but not limited to customary representations, warranties, covenants and conditions. It is also subject to, among other things, (1) the approval of the transaction by the Special Committee, the Board of Directors and the stockholders of JLM, including therein a majority of the Company's remaining shareholders (other than the two of us, other prospective investors in Holdings and persons affiliated with us, as described above) who appear in person or by proxy and vote on the proposal at a special shareholders meeting called for such purpose, and (2) the receipt of all necessary regulatory approvals.

        Please note that our proposal is not subject to financing.

        Please advise us at your earliest convenience how you would like to proceed with this proposal. We reserve the right to modify or withdraw this proposal at any time prior to the execution and delivery of the definitive merger agreement in the event that we become aware of any facts or circumstances that we determine, in our sole discretion, make such action appropriate. We will not have any obligation to

JLM or its stockholders with respect to this proposal unless and until we execute and deliver a definitive merger agreement, which must be in form and content satisfactory to us in our sole discretion.

        We are willing to meet with the Board and its special committee at any time to discuss this proposal.

Sincerely,

John L. Macdonald and Philip S. Sassower

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  Exhibit B
JOHN L. MACDONALD and PHILIP S. SASSOWER Chief Executive Officer PHOENIX ENTERPRISES LLC